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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 425


FILED BY CURIS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:  CURIS, INC.

Date of Report:  August 1, 2000

CONTACTS
for Curis, Inc.:              for Noonan / Russo Communications:
William B. Boni               Anthony Russo
(617) 876-0086, ext. 462      (212) 696-4455, ext. 202
                              or
                              Renee Connolly
                              (212) 696-4455, ext. 227

                CURIS BEGINS TRADING ON NASDAQ NATIONAL MARKET

               FOLLOWING MERGER OF THREE BIOTECHNOLOGY COMPANIES

           Curis is Positioned as a Leader in Regenerative Medicine

CAMBRIDGE, MA, August 1, 2000 - Curis, Inc. (NASDAQ: CRIS) today began trading as a public company on the Nasdaq National Stock Market. The Company began operations following a merger approved yesterday by the stockholders of Creative Biomolecules, Inc. (formerly NASDAQ: CBMI), Ontogeny, Inc. and Reprogenesis, Inc. Curis is developing innovative therapies in regenerative medicine, an emerging field with the potential to fundamentally change the way degenerative disease, cancer and other disorders associated with loss of function are treated.

"Curis is in a position to potentially become the premier regenerative medicine company of the present and the future through the application of technologies that restore normal function by either unlocking or activating the body's capacity to repair and regenerate itself," said Doros Platika, M.D., president and chief executive officer of Curis. "We believe the Nasdaq National Stock Market is the premier 21st century forum for companies with technologies that have the potential to revolutionize quality in all aspects of life.
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"The merger of three companies with distinct and complementary capabilities has created a broad portfolio of products and technologies in what we believe will be an independent, sustainable company with near-term products and product revenue, regulatory review expertise and a flow of innovative R&D opportunities," said Dr. Platika.

"From the business perspective, the formation of Curis recognizes certain economic imperatives for the biopharmaceutical sector," said Dr. Platika. "Companies that will thrive in this market sector offer both a critical mass of products and technologies at various stages of development and a definable flow of milestone events. These qualities serve to attract greater investor interest, diversify risks and realize operational and financial efficiencies."

The therapeutic products of regenerative medicine under development by Curis are designed to recreate the conditions that support the growth of cells and tissue and thereby to harness the body's inherent ability to repair damage caused by disease, trauma or age. They are based on a knowledge of the molecules, cells, proteins and biological processes that are critical in the original formation and normal function of organs and tissues.

The Curis product pipeline and technology portfolio includes:

 . a lead product under regulatory review for bone repair in the United States, Europe and Australia;

 . a number of products in clinical development to treat additional bone reconstruction indications and a pediatric urologic disorder;

 . numerous early clinical and late-stage pre-clinical products aimed at treating indications that include basal cell carcinoma, peripheral neuropathy, inhibition of cardiovascular restonosis, and bladder augmentation; and

 . a drug discovery platform that combines functional genomics and developmental biology across multiple medical indications.

Curis, Inc. is developing products based on technologies in the emerging field of regenerative medicine. The Company is combining insights gained through the study of developmental biology with high-throughput screening capabilities, proteins, cells and biocompatible materials to facilitate the development of new regenerative medicine therapies. For more information, please visit the Curis web site at http://www.curis.com.

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, and other risks and uncertainties associated with the biotechnology industry and mergers generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of the Curis joint proxy statement/prospectus filed with the Securities and Exchange Commission on June 19, 2000.
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Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, because it will contain important information. Such joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Curis, Inc. on June 19, 2000. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Curis, Inc.

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